CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2006                         Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

    Natuzzi's Shareholders Approved Year 2005 Financial Statements

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--May 2, 2006--Natuzzi S.p.A. (NYSE:NTZ) ("Natuzzi" or "the Company"), today announced that the Company's financial statements for the year ended on December 31, 2005 were approved by Shareholders at the Annual Shareholders' Meeting held on April 29, 2006.
    As previously announced on April 10, 2006, Natuzzi reported net consolidated sales of EUR 669.9 million for the twelve months ended on December 31, 2005, down 11.1 percent from the previous year, and full year 2005 net consolidated losses of EUR 14.6 million, from net consolidated earnings of EUR 18.4 million reported in 2004.

______________________________________________________________________

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 132 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 151 licensed Divani & Divani by Natuzzi and Natuzzi Stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

______________________________________________________________________

    www.natuzzi.com

    CONTACT: NATUZZI
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             relazioni.esterne@natuzzi.com
             or
             (General)
             Tel.:+39 080 8820.111
             Fax: +39 080 8820.241

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NATUZZI S.p.A.
                                                (Registrant)


Date:  May 2nd, 2006                   By: /s/ GIUSEPPE DESANTIS
                                           ----------------------------------
                                               Giuseppe Desantis